IF Securities, LLC
Statement of Financial Condition
December 31, 2023

Assets		
Cash and cash equivalents	$	24,580
Accounts receivable		12,131
Clearing deposit		5,753
Prepaid expenses		7,578
Right-of-use lease asset		2,633
Total assets		52,675
Liabilities and Members' Equity		
Liabilities:		
Accounts payable		8,000
Commissions payable		11,525
Operating lease liability		2,633
Total liabilities		22,158
Commitments and contingencies and related party transactions (Notes 5 and 7)		
Members' Equity		30,517
Total liabilities and members' equity	$	52,675